TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Uri Doron                                               Direct Dial:212-704-6027
uri.doron@troutmansanders.com                           Fax:        212-704-5928

                                February 21, 2006

Ms. Terry French
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

         RE:      TRUEYOU.COM, INC.
                  ITEM 4.01 AND 4.02 FORM 8-K
                  FILED ON FEBRUARY 14, 2006
                  SEC FILE NO. 0-51158

Dear Ms. French:

         On behalf of TrueYou.Com, Inc. (the "COMPANY"), set forth herein are the Company's responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the "COMMISSION"), dated February 16, 2006, with respect to the Company's Current Report on Form 8-K (the "FORM 8-K"). Concurrently herewith the Company is filing an Amendment to the Form 8-K addressing your comments (the "FORM 8-K/A").

         Courtesy copies of this letter and clean and marked versions of the Form 8-K/A have been sent to the Staff's examiners via courier. The marked copy of the Form 8-K/A indicates the changes from the Form 8-K as previously filed with the Commission.

         All responses provided herein are based solely on information provided by the Company.

         For your convenience, we have reprinted the Staff's written comments below prior to the Company's responses.

1. Please amend your Form 8-K to include the required letter from your former auditor as required by Item 304 of Regulation 8-K.

         The required letter has been included in the Form 8-K/A.


           ATLANTA o HONG KONG o LONDON o NEW YORK o NORFOLK o RALEIGH RICHMOND o TYSONS CORNER o VIRGINIA BEACH o WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP



Ms. Terry French
February 21, 2006
Page 2

2. In addition, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

         In  accordance  with our  telephone  conversation  with the Mr.  Alonso
         Rodriguez of the Staff on Thursday, February 16, 2006, we have concluded that since the Company was not advised by or received notice from its independent accountants that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report, Section 4.02(c) is not applicable to the current circumstances and a letter from the Company's accountants is not required.

3. Also provide a brief description of the facts underlying your conclusion to the extent known that previously issued financial statements should no longer be relied upon as a result of the error in accounting for accrued expenses as required by Item 4.02(a)(2) of Form 8-K.

         The  requested  description  has been  added  to Item  4.02 of the Form
         8-K/A.

         Please note that subsequent to the filing of the Form 8-K, the Company has concluded that as a result of the restatement of the financial statements for the year ended June 30, 2005 restatement of the financial statements for the quarter ended October 1, 2005 is required. A description of the facts underlying such conclusion and the restated financial statements are included in the Form 8-K/A.

4. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

         The restated financial statements are included in Item 9.01 of the Form 8-K/A.

         Thank you for your assistance in this matter. Please call me at (212) 704-6027 if you have any question about this letter.

                                Very truly yours,

                                /s/ Uri Doron
                                Uri Doron

cc:      Mr. Alonso Rodriguez
         Mr. Daniel Zimmerman

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP



Ms. Terry French
February 21, 2006
Page 3

                  U.S. Securities and Exchange Commission
         Mr. John Higgins, President
         Ms. Susan Riley, Chief Financial Officer
                  TrueYou.Com, Inc.